[Synergetics USA, Inc. Letterhead]
February 26, 2008
VIA FACSIMILE AND EDGAR (Correspondence)
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 4561
Attn: Mr. Martin James, Senior Assistant Chief Accountant

Re:	Synergetics USA, Inc. Form 10-K for the Fiscal Year Ended July 31, 2007 Form 10-Q for the Quarter Ended October 29, 2007 File No. 001-10382
Dear Mr. James:
     On behalf of Synergetics USA, Inc. (the “Company”), we are responding to the comments in the letter to the undersigned, dated February 13, 2008, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the Fiscal Year Ended July 31, 2007 (“Form 10-K”) and Form 10-Q for the Quarter Ended October 29, 2007 (“Form 10-Q”).
     We have referenced the appropriate page numbers of the Form 10-K and Form 10-Q in our responses contained herein. The numbered paragraphs below set forth the Staff’s comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K or Form 10-Q, as the case may be.
Form 10-K for the Fiscal Year Ended July 31, 2007
Index to Financial Statements and Financial Statement Schedule, page 45
-Consolidated Balance Sheets, page 50
1.	We note that you present deferred expenses of $216,000 and $83,000 on your balance sheet at July 31, 2007 and 2006, respectively. Describe to us the items reflected in that caption at these dates and tell us why you present part of the year-to-year change in deferred expenses in the cash flows from investing activities section of your statement of cash flows.

Response:
     The Company had the following items reflected in deferred expenses:

	July 31, 2007	July 31, 2006

Deferred Loan Fees	$55,000	$42,000
Computer Upgrade	161,000	30,000
Miscellaneous	—	11,000

	$216,000	$83,000

The deferred loan fees represent debt issue costs which are appropriately reported as a deferred charge. The costs of the computer upgrade include only external costs incurred to fully utilize increased functionality of the next generation of Synergetics’ packaged software system in accordance with Statement of Position 98-1, paragraph 24. The additions to these accounts were included in the cash flows from investing activities section of our statement of cash flows as an increase in our deferred expenses including the immaterial increase in deferred loan fees. We will include a deferred expense accounting policy in our future filings and appropriately reflect the changes in deferred loan fees as a financing activity.
Note 1. Nature of Business and Significant Accounting Policies, page 54
-Accounting for Settlement Agreement, page 55
2.	We note here and on page 37 that you entered into a settlement agreement with Iridex to dismiss all pending legal actions against each other and entered into a cross-licensing agreement for various patents. We also note that you paid a $2.5 million lump-sum payment to Iridex in fiscal 2007 and agreed to pay Iridex $800,000 annually for the next five years. Based upon these disclosures, it appears that there are three elements to this settlement agreement: (i.) the dismissal of the pending litigation, (ii.) the licensing of certain patents from Iridex, and (iii.) the licensing of certain patents to Iridex. Please tell us and revise your future filings to explain how you valued and accounted for each of the elements related to this settlement agreement. Cite the accounting literature on which you relied.
Response:
     The Company and its wholly-owned subsidiary, Synergetics Inc. were parties to the following three lawsuits with Iridex:
(i)	Iridex Corporation v. Synergetics USA, Inc. and Synergetics, Inc.;

(ii)	Synergetics, Inc. v. Iridex Corporation; and

(iii)	Synergetics, Inc. v. Peregrine Surgical, Ltd., Innovatech Surgical, Inc. and Iridex Corporation.
The settlement agreement resulted in the dismissal of all three lawsuits. In connection with the settlement agreement, the Company agreed to make a one-time payment of $2.5 million to Iridex and annual payments of $800,000 for the next five years. In addition, the Company received the following rights:

(a) A perpetual, fully paid-up, royalty free, world-wide, non-exclusive, non-transferable license to make, have made, use, sell, offer to sell and import Synergetics products under the Iridex ‘492 patent entitled “Optical Fiber with Electrical Encoding” (the “Optical Fiber License”);
(b) A perpetual, fully paid-up, royalty free, world-wide, non-exclusive, non-transferable license to make, have made, use, sell, offer to sell and import Synergetics products under Iridex’s Intuitive Patent Application (the “Intuitive Patent Application License”); and
(c) An agreement to supply Iridex with directional laser probes (the “Supply Agreement”).
     In addition to the payments described above, Iridex received a perpetual, fully paid-up, royalty free, world-wide, non-exclusive, non-transferable license to make, have made, use, sell, offer to sell and import its products under the Synergetics ‘230 patent entitled “Directional Laser Probe” (the “Directional Laser Probe License”).
     Guidance on the appropriate accounting treatment under U.S. GAAP for intangible assets acquired in transactions other than business combinations is set forth in Statement of Financial Accounting Standards (“SFAS”) No. 142, which requires that such assets be recognized at their fair value as of the date of acquisition, and SFAS No. 157, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We obtained an SFAS 142 independent valuation from an expert in intellectual property to establish fair value.
     First, we measured the present value of the settlement payments using an incremental borrowing rate of 8% as the discount rate and the present value was calculated as $5,694,000.
     Next, we measured the fair value of the assets acquired. Based upon this analysis, the fair value of the Optical Fiber License was $967,000 and the fair value of the license to use the Intuitive Patent Application License was $4.98 million.
     Next, we reviewed the other elements of the settlement agreement and did not believe there was any value to be assigned to the Directional Laser Probe License as Iridex already had a patent application on the directional laser probe technology or the Supply Agreement as there are no minimums in the agreement.
     Finally, we considered the value of the dismissal of the lawsuits. Synergetics both gave up a potential right to future payments under its two patent suits against Iridex as well as a potential liability under the patent suit against the Company. As the outcomes of any of these suits were not fixed and determinable, they did not meet the definition of an asset or liability and therefore, no value was allocated.
     As the combined fair values of the Optical Fiber License and the Intuitive Patent Application Licensee were in excess of the present value of the payments to be made in the settlement agreement and the other elements were determined not to meet the definition of an asset or liability, the difference was allocated on a pro-rata basis between the two licenses the Company received.

-Revenue Recognition, page 56
3.	We note from your disclosures on page 9 and throughout the filing that you enter into arrangement to sell your products through distributors. Please tell us and revise this note in future filings to describe the nature and significant terms of your arrangements with distributors, including any rights of return, stock rotation, price protection or price concessions rights you grant to your distributors. Similarly, describe any post shipment obligations and acceptance provisions that may exist. Explain how you these obligations impact your recognition of revenue on your transactions with distributors.
Response:
     The terms and conditions of sales to both our domestic and foreign distributors do not differ materially from the terms and conditions of sales to our domestic and foreign end-user customers. The terms are price in effect at time of shipment based upon list price. A small number of distributors may earn commissions on these sales, which are accounted for either at the time of sale or at the time that it becomes apparent that such distributor will meet the goals necessary to attain those commissions. These arrangements do not contain rights of return, stock rotation, price protection or price concessions rights. The Company does not believe that these agreements constitute a critical accounting policy, as the terms and conditions of sale are not materially different from its sales to customers.
Note 6, Other Intangible Assets, page 59
4.	We note that you present proprietary know-how as part of your other intangible assets portfolio as of July 31, 2006 and 2007. Please tell us and revise your note to clearly explain what you mean by proprietary know-how and how it meets the definition of an intangible asset outlined in paragraph 39 of SFAS 141. Within your discussion, please explain the products that were feasible at the date of the acquisition.
Response:
     Valley Forge’s core product, bipolar electrosurgical generators, incorporates patented technology which provides for bipolar cutting and coagulation through two separate waveforms. This technology offers safety advantages in all areas of the human body, enabling otherwise inoperable patients to be operated on in circumstances where alternative technologies like monopolar systems would be precluded. The Company had three patents or patent applications on its generator technology; one patent expired in 2003, another expires in 2011 and the third was under application. In addition, the Company also had a new patent application for a lesion generator for use in the percutaneous treatment of pain. As the Company’s proprietary technology is the distinguishing feature of its products, affording the Company a significant competitive edge, it represented a valuable intangible asset under paragraph 39 of Statement of Financial Accounting Standards 141. The products feasible at the date of acquisition of Valley Forge were:
(i)	The third generation bipolar generator;

(ii)	The BidentTM generator;

(iii)	The Stryker lesion generator; and

(iv)	The fourth generation bipolar generator.
We will include a more detailed description of proprietary know-how in future filings.
Form 10-Q for the Quarter Ended October 29, 2007
Note 7. Entity-wide Information, page 10
5.	Please revise this note in future filings, including your next Form 10-K, to disclose the basis for attributing revenues from external customers to individual countries. Refer to paragraph 38(a) of SFAS 131.
Response:
     Revenues are attributed to countries based upon the location of end-user customers or distributors. This disclosure will be included in future filings.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11
-Results of Operations, page 15
6.	We note that you implemented an incentive-based buyers’ program during June 2007. Please tell us and revise your future filings to describe the program and the type of incentives you give to your customers. Explain how you recognize, measure and characterize the amounts of any consideration given on statement of operations. Tell us how you considered the guidance in EITF 01-09 when adopting your policy.
Response:
     Please note that the Form 10-Q states “In June of 2007, the Company instituted a program to aggressively pursue cost savings. It has already had a reduction in force, implemented an incentive-based buyer’s program and gained additional control over its manufacturing supplies.” As this is a cost savings program, our incentive-based buyer’s program is for our employees who buy supplies for the Company and not for our customers. This incentive-based buyer’s program is a bonus program for our purchasing employees, and they are awarded a bonus based upon how much cost they can save from new or existing suppliers.
Item 4. Controls and Procedures, page 18
7.	We note that you concluded that your disclosure controls and procedures were effective at the reasonable assurance level. Please revise your future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F 4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Response:
     The Company will revise its future filings to indicate that its disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, (a) is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms and (b) is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. If true after an appropriate evaluation, the Company will state that management has concluded that its disclosure controls and procedures were effective at the reasonable assurance level as of the end of the relevant reporting period.
In addition, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (636) 794-5018 or David W. Braswell of Armstrong Teasdale LLP, counsel to the Company, at (314) 552-6631.

Sincerely,
/s/ Pamela G. Boone

Pamela G. Boone
Executive Vice President, Chief Financial Officer, Secretary and Treasurer

cc:	David W. Braswell, Esq. Armstrong Teasdale LLP